URS Corporation 2007 Annual Report

The New URS



The Company

URS Corporation is a fully integrated engineering, construction and technical services organization with the capabilities to support every stage of the project life cycle. We offer a full range of program management; planning, design and engineering; construction and construction management; operations and maintenance; and decommissioning and closure services. We also provide specialized services to the U.S. federal government in the areas of systems engineering and technical assistance.

URS operates through three divisions: the URS Division, the EG&G Division and the Washington Division. We have an established presence in major cities in the Americas, Europe and Asia-Pacific, and our comprehensive skills and expertise are a valued resource to clients around the world.

The URS Division provides the services required to rehabilitate and expand public infrastructure, including surface, air and rail transportation networks; water supply, conveyance and treatment systems; and many types of facilities, such as schools, courthouses, hospitals and other public buildings. The Division also provides engineering and environmental services for *Fortune* 500 industrial and commercial companies and other multinational corporations. In addition, the URS Division designs aircraft hangars and other military facilities, remediates hazardous waste sites, and supports Base Realignment and Closure programs.

The EG&G Division is a major contractor to U.S. federal government agencies, including the Departments of Defense, Homeland Security and Treasury, and NASA. The Division provides systems engineering and technical assistance to develop weapons systems, and maintains and repairs vehicles and other military equipment to extend their service life. The EG&G Division also provides logistics support and installations management, trains military pilots, conducts homeland securit preparedness exercises in communities throughout the United States, and manages and operates chemical agent and weapons disposal systems.

The Washington Division provides engineering, construction and technical services for environmental management, industrial/process, infrastructure, mining and power projects. The Division specializes in design-buil and design-build-operate-maintain services for transpor tation systems and provides engineering, construction, modification and maintenance expertise for every form power-generating facility. The Washington Division also manages high-risk, technically complex programs and facilities for the U.S. Department of Energy, including nuclear waste management and disposal programs.

Headquartered in San Francisco, URS is a publicly held company listed on the New York Stock Exchange under the symbol *URS*. For more information about URS, please see our Annual Report on Form 10-K for the fiscal year ended December 28, 2007.

Table of Contents

URS Corporation's 2007 Annual Report contains statements that are not historical fact and that may constitute forward-looking statements involving risks and uncertainties, including statements about our future growth and future economic and business conditions. Our actual results could differ materially from those discussed in this Annual Report. Factors that might cause such a difference include, but are not limited to, those discussed unde "Risk Factors" in URS Corporation's Annual Report on Form 10-K, which accompanies this Annual Report, and that also was filed with the Securities and Exchange Commission on February 26, 2008.

Financial Highlights

Financial data for the past five fiscal years and the two months ended December 31, 2004 are summarized below.[1] This financial data should be read in conjunction with the information contained in our financial statements and the accompanying notes, and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2007, filed with the Securities and Exchange Commission on February 26, 2008.

(In thousands, except per share data)	Year ended December 28, 2007	Year ended December 29, 2006	Year ended December 30, 2005[1]	Two months ended December 31, 2004[1]	Years ended October 31, 2004	Years ended October 31, 2003
Operations:						
Revenues	$5,383,007	$4,222,869	$3,890,282	$ 564,414	$3,367,793	$3,180,589
Costs and Expenses (excluding Minority Interest)	$5,179,469	$4,041,101	$3,774,730	$ 564,714	$3,280,719	$3,089,880
Equity in Income of Unconsolidated Affiliates	$ 31,516	$ 17,281	$ 27,283	$ 2,583	$ 14,170	$ 6,125
Income Before Income Taxes and Minority Interest	$ 235,054	$ 199,049	$ 142,835	$ 2,283	$ 101,244	$ 96,834
Net Income	$ 132,243	$ 113,012	$ 82,475	$ 1,163	$ 61,704	$ 58,104
Diluted Earnings Per Share	$ 2.35	$ 2.19	$ 1.72	$ .03	$ 1.53	$ 1.76

(In thousands, except per share data)	Year ended December 28, 2007	Year ended December 29, 2006	Year ended December 30, 2005[1]	Two months ended December 31, 2004[1]	Years ended October 31, 2004	Years ended October 31, 2003
Financial Position:						
Cash	$ 256,502	$ 89,502	$ 101,545	$ 108,007	$ 69,267	$ 36,275
Total Assets	$6,929,965	$2,581,029	$2,469,448	$2,307,748	$2,275,045	$2,193,723
Total Debt	$1,306,781	$ 168,614	$ 318,560	$ 556,922	$ 543,737	$ 812,593
Stockholders' Equity	$3,478,570	$1,506,687	$1,344,504	$1,082,121	$1,067,224	$ 765,073


$3,181
$3,368
$564 (2 months)
$3,890
$4,223
$5,383
'03 '04 '04 '05 '06 '07
Oct Dec

Revenues
(In millions)


$58.1
$61.7
$1.2 (2 months)
$82.5
$113.0
$132.2
'03 '04 '04 '05 '06 '07
Oct Dec

Net Income
(In millions)


$765.1
$1,067.2
$1,082.1
$1,344.5
$1,506.7
$3,478.6
'03 '04 '04 '05 '06 '07
Oct Dec

Stockholders' Equity
(In millions)


$3,662*
$3,823*
$3,633*
$3,838*
$4,637*
$18,714*
'03 '04 '04 '05 '06 '07
Oct Dec

Backlog
(In millions)

[1]Effective January 1, 2005, we adopted a 52/53 week fiscal year ending on the Friday closest to December 31, with interim quarters ending on the Fridays closest to March 31, June 30, and September 30. We filed a transition report on Form 10-Q with the SEC for the two months ended December 31, 2004. Our 2005 fiscal year began on January 1, 2005 and ended on December 30, 2005.

*Unaudited

Chairman's Letter

To Our Stockholders:

Fiscal 2007 was a landmark year for URS. We achieved exceptional growth in all our businesses—reporting record revenues and earnings—and ended the year with the acquisition of Washington Group International, a leading provider of engineering and construction services. With the addition of Washington Group to URS, we have enhanced our ability to provide clients with the full range of engineering, construction and technical services, expanded our business in key high-growth markets and nearly doubled the size of our operations.

The New URS is a much larger and more diverse company—with more than 56,000 employees worldwide representing some of the industry's most talented and dedicated professionals. We now offer services through the entire life cycle of a project—from planning, design and engineering through construction, construction management, and operations and maintenance to decommissioning and closure. We serve four key market sectors: power, infrastructure, federal, and industrial and commercial.

Consolidated revenues for fiscal 2007, which included six weeks of Washington Group operations, were $5.4 billion, a 27% increase from 2006. Net income for the year was $132 million, a 17% increase from 2006, and earnings per share were $2.35, a 7% increase from 2006. We also generated $312 million in cash from operations during 2007, reflecting our continued focus on cash management. We began the 2008 fiscal year with a record $30 billion book of business, providing us with a solid foundation for continued growth.

URS recorded the strongest growth in the Company's history in fiscal 2007.

In the power sector, URS now has the expertise to design and build virtually every type of power generating facility to help meet the growing demand for electricity. Our expertise in the nuclear power market, which is experiencing a resurgence as government and private companies worldwide seek to reduce their dependence on fossil fuels, includes engineering or constructing 49 nuclear power operating units around the world and providing services to extend the life and efficiency of more than 100 others.

We have significantly enhanced our capabilities to repair, modernize and expand infrastructure. URS now has the expertise to plan, design, build, and operate and maintain surface, air and rail transportation networks. In addition, we can provide fully integrated engineering and construction services for water supply, conveyance and treatment systems, and a wide variety of public buildings. Our broader network of offices in the United States enables close relationships with key state and municipal agencies—an important competitive advantage for URS in the infrastructure sector.

Our federal sector business also has been strengthened and diversified. URS has built a successful defense business that is aligned with the future needs of the Department of Defense (DoD). We continue to benefit from the DoD trend to outsource non-combat activities, such as the development and modernization of weapons systems, the maintenance and repair of military vehicles and other equipment, and the operation of complex military installations and programs. With our added scale and resources, we have improved our competitive position to win large, bundled contracts that support major initiatives like the Global War on Terror and the Base Realignment and Closure program. *The New URS* also has a long history, which dates back to the Manhattan Project in the 1940s, of providing environmental and nuclear management to the Department of Energy (DOE). Today, as one of the DOE's top contractors, we help manage complex programs and facilities, including the remediation and disposal of chemical and radioactive waste.

URS has engineered or constructed 49 nuclear power operating units around the world.

Finally, in the industrial and commercial sector, URS now provides the complete range of engineering, construction and technical services to assist *Fortune* 500 companies and other large corporations in meeting their operational needs. We serve virtually all major multinational companies in the rapidly growing oil and gas market, as well as some of the largest companies in the automotive, chemical, pharmaceutical, food and beverage, manufacturing, and pulp and paper industries. We also are one of the few companies that can offer mining industry clients integrated services for the full life cycle of their operations.

This year's Annual Report provides an overview of *The New URS*, the broader range of services we now offer and the diverse markets we serve. The following pages also demonstrate the excellent work being performed by our employees around the world. These talented professionals have earned a well-deserved reputation for the high caliber of their work, and we are committed to providing them with the best opportunities for career development in the industry.

I should like to thank our stockholders, clients and employees for their continued support and look forward to reporting on our progress in 2008.

Martin M. Koffel
Chairman and
Chief Executive Officer

The New URS

Program Management

Planning, Design & Engineering

Systems Engineering & Technical Assistance

2007 was a year of powerful change at URS. We significantly expanded our resources and technical expertise, enhanced our capabilities in our core businesses and entered new, high-growth markets. As a result, URS is now one of the largest providers of engineering, construction and technical services with more than 56,000 talented employees worldwide.

With the addition of our new Washington Division to the URS organization, we are now able to meet our clients' needs through the entire life cycle of their projects—from program management, planning, design and engineering through construction, construction management, and operations and maintenance to decommissioning and closure. We also provide specialized systems engineering and technical assistance to the U.S. federal government.



Construction & Construction Management

Operations & Maintenance

Decommissioning & Closure

This year's Annual Report introduces the new URS, our full-service capabilities and the markets we serve through our URS, EG&G and Washington Divisions. The projects described on the following pages outline our key market sectors—power, infrastructure, federal, and industrial and commercial—and highlight the full breadth of the services we provide. These projects also demonstrate the talent and commitment of our employees and their success in achieving new levels of project performance, safety and technical excellence.

We are the new URS: a single-source provider of engineering, technical and construction services, able to meet the increasingly complex needs of our clients, and successful in anticipating and adapting to changes in the engineering and construction industry.

Power



AmerenUE, Callaway Nuclear Plant, Fulton, Missouri



Detroit Edison, Power Plant, Monroe, Michigan



Tennessee Valley Authority (TVA), Kingston Power Plant, Kingston, Tennessee

The global demand for energy is at an all-time high. To meet this need, URS designs, constructs and maintains virtually every type of power plant and provides single-source management services for greenfield, retrofit and expansion projects across the entire power-generation industry.

We have engineered nearly 250,000 megawatts of electricity worldwide—more than any other contractor and equivalent to almost one-fourth of the current generating capacity in the United States.

Whether it's retrofitting a nuclear power plant to extend its useful life, installing flue gas desulfurization scrubbers that reduce emissions harmful to the environment or constructing a hydropower generating facility that brings electricity to millions, URS provides the complete life cycle of services to clients in the power industry.

Alternative Energy \ Co-generation \ Emissions Control \ Fossil Fuels \ Hydroelectric \ Nuclear \ Renewable Energy \ Transmission & Distribution



Pacific Hydro, Yambuk Wind Farm, Victoria, Australia



San Roque Power Corporation, San Roque Multipurpose Hydroelectric Project, Luzon, Philippines

Contributing to the Renaissance of the U.S. Nuclear Energy Industry

The increasing demand for electricity, the rising cost of fossil fuels and their impact on the environment are driving a resurgence in nuclear power in the United States. Technical and operating advances have made nuclear power safer and more efficient than ever before. And, nuclear power reduces the country's dependence on foreign oil supplies.

As America's nuclear industry embarks on its largest expansion in more than a generation, URS is prepared to meet the growing demand for nuclear power. Through our Washington Division, URS has the capabilities to address the entire nuclear life cycle. From uranium mining through waste disposition, URS offers the full range of plant planning, licensing, engineering, design, procurement, construction, start-up and maintenance. We also help clients modify or decommission plants and manage waste. URS has provided services to most of the nuclear power plants operating in the United States today and has engineered or constructed 49 commercial nuclear plants around the world.

One example of the industry's expansion is the new $1.5 billion National Enrichment Facility being built near Eunice, New Mexico—the first commercial nuclear facility to be licensed by the U.S. Nuclear Regulatory Commission in more than three decades. When completed, the National Enrichment Facility will provide 25 percent of the enriched uranium used to



Construction of the National Enrichment Facility is a vital step in the resurgence of the commercial nuclear power industry.



URS performed construction and start-up support for TVA's Watts Bar Nuclear Plant in Tennessee—the last new nuclear plant to go online in the United States.

operate commercial nuclear power plants in the United States. The only facility of its kind in North America, the plant will provide a domestic source of enriched uranium and help to broaden the country's energy portfolio.

URS has been providing a broad range of construction services for the facility since June 2006, and operations are expected to begin in November 2009. The National Enrichment Facility is owned by LES, a subsidiary of Urenco. A global energy and technology group, Urenco developed the gas centrifuge uranium enrichment technology used at the facility. It is the world's most advanced technology for the enrichment of uranium and is both energy efficient and cost effective.

With expertise dating back to the initial commercialization of nuclear power, URS' capabilities span the full nuclear life cycle.

"This is an exciting and challenging project," says URS Project Director George Hansrote. "Building this extremely complex facility means our employees have the opportunity to work with the latest technologies and demonstrate their expertise in the nuclear power industry."

URS' work with LES on the National Enrichment Facility is a groundbreaking step in the renaissance of nuclear power in the United States. With extensive nuclear experience and a skilled talent base, we are prepared to meet the growing demand for nuclear power by providing the capabilities required through all phases of the nuclear life cycle.



URS replaced the steam generators at the Calvert Cliffs Nuclear Power Plant in Maryland in record time.



URS' decommissioning of the Fort St. Vrain Nuclear Power Station in Colorado was a first for a high-temperature, gas-cooled reactor in the United States.

The Port Washington Power Plant: A Study in Community Cooperation

Building a new power plant in a beautiful and historic setting is no easy task. That's why the Port Washington Generating Station, LLC, a subsidiary of the Wisconsin Energy Corporation, selected URS' Washington Division to provide engineering, procurement, construction, testing and commissioning for the project.

Located adjacent to downtown Port Washington and the shores of Lake Michigan in Wisconsin, the Port Washington Generating Station is situated close to residential, commercial and recreational areas. As a result, not only were the aesthetics of the project important, but the potential impacts of construction had to be minimized.

The new plant, which is being constructed on the site of an existing coal-fired plant, consists of two 545-megawatt natural-gas-fueled units. Due to site constraints, as well as for visual, historical and permitting reasons, portions of the existing facilities, such as a distinctive brick-faced wall, were incorporated into the new plant. In addition to adding aesthetic value, the wall serves as a barrier, shielding the community from construction noise and dust.

"At times, there were as many as 500 people working with heavy equipment in an area the size of a football field," explained Construction Manager Michael Renfroe. "To be good neighbors, URS has used special measures to reduce noise and traffic. A new access road was built through an existing industrial



The plant's location on the shores of Lake Michigan enabled URS to have freighters deliver large components directly to the construction site.



The steam generator is fundamental to the efficiency of the combined-cycle gas-fueled plant.

park to accommodate construction equipment and material deliveries, and some of the larger boiler components were delivered by large ocean-going ships via the Port Washington harbor."

The design of the power plant also incorporates various features to reduce operating noise after construction is complete. For

Community outreach is an important part of the project's success. URS has worked closely with our client to keep local officials and residents informed about ongoing activities and employment/supplier opportunities. We also have participated in numerous community fundraising programs and sponsored events such as a local summer festival.

Workers at the site—where 100 to 200 crane lifts occur daily—recently surpassed two million hours worked without a days-away injury.

example, the new powerhouse building and the equipment inside it use precast concrete panels and insulated steel siding that act as noise barriers.

The first natural gas unit was completed in 2005 and the second unit will be completed in 2008. Both units will help expand the power generation capability in portions of Wisconsin and Michigan's Upper Peninsula.

The project has been successful on many levels—by using existing resources, developing innovative solutions and working effectively with the community. This success has led to a number of awards, including *Power Engineering* magazine's Best Gas-Fired Project and *Power* magazine's Top Plant. The project also received "Star" status in the Occupational Safety and Health Administration's Voluntary Protection Program, which recognizes exemplary work sites with comprehensive, successful health and safety management systems. Just recently, the URS project team was honored as the 2007 Business of the Year by the City of Port Washington.



The gas-turbine enclosure incorporates various noise-attenuation features to limit the impact of operations on local residents.



With construction lights facing away from populated areas, Unit 2 rises beside Unit 1.

Extending the Life of a Nuclear Power Plant

When the Fermi 2 Power Plant in Michigan needed a nuclear retrofit, Detroit Edison called on URS' Washington Division to perform the massive undertaking. The job: replacing two giant moisture separator reheaters, or MSRs, that had become obsolete with new, highly reliable and efficient vessels.

An integral part of nuclear power plants, MSRs separate moisture from the power plant's high-pressure turbine exhaust. The steam created from this process is then used to power the low-pressure turbines that enable the plant to generate electricity. The installation of the new MSRs, which have a 40-year operating life, has resulted in an 8-megawatt increase in electrical power output at Fermi.

The first-of-its-kind project came with many challenges. One major obstacle was removing the existing MSRs, which were located deep inside piping and concrete enclosures that had been built around the vessels during plant construction. Another was installing the new 115-foot-long, single-piece MSRs, each weighing 300 tons. The replacement team also had to deal with severe weather conditions, including temperatures in the single digits and wind chill well below zero. And, because the plant had to be shut down to accomplish the retrofit, construction had to be completed as quickly as possible.

Installing giant MSRs within extremely tight clearances required innovation and meticulous



In sub-zero weather, ice forms on the expandable water-filled weights URS used to dead-load test the modular lift tower to ensure its ability to lift the giant MSRs.



Using the modular lift tower, one of the two new 300-ton MSRs is lifted for installation during URS' retrofit of the plant.

planning. Total headroom above the vessels was less than three feet, and movements had to be controlled to within two inches. To overcome these challenges, URS used laser surveying technology and three-dimensional modeling to create a virtual construction plan and designed a full array of specialized equipment to move and install the MSRs.

The construction schedule was aggressive. By replacing the existing two-piece MSRs with a single-piece component, URS was able to shorten the duration of the outage. As a result of the innovative approach, the plant was returned to service and to the generation of electricity significantly ahead of schedule of the traditional two-piece construction approach.

Recognized as one of four 2007 Nuclear Top Plants by *Power* magazine, the Fermi 2 retrofit project was an unqualified success, showcasing URS' expertise in the modification of commercial nuclear facilities.

Even with the aggressive schedule, safety during construction was paramount. More than 950 craft and staff workers were employed during the outage, and the MSR replacement project achieved a perfect safety record with no recordable injuries.

URS began working at Fermi in 1990, initially providing construction and maintenance services, and has had a continuous presence at the plant for more than 15 years.

Today, our alliance with Detroit Edison encompasses every type of service required for a nuclear power plant—from supporting plant operations and emergent technical and physical work to performing engineering design, project planning and management, and direct-hire construction services.



An MSR vessel is carefully transported across the turbine building floor during replacement.



New one-piece MSRs are staged for installation on the turbine deck of the power plant, while one of the old two-piece vessels sits to the right during its removal.

Infrastructure



Port Imperial Ferry Terminal, Weehawken, New Jersey



Red Skelton Performing Arts Center, Vincennes University, Vincennes, Indiana



Hoover Dam across the Colorado River, Nevada/Arizona

URS is helping to create a new generation of public infrastructure. Whether it's a major reservoir in New Zealand, a freeway expansion in California, a school modernization program in New York City or an airport upgrade in China, we are a leader in efforts to design, build, expand and modernize critical infrastructure.

As one of the largest fully integrated engineering, construction and technical services firms, URS has served as planner, architect, engineer, general contractor, and program and construction manager for thousands of infrastructure projects worldwide. With public agencies increasingly outsourcing work, we also provide operations and maintenance support when a project has been completed. URS is at the forefront of providing the full life cycle of services to help clients address complex infrastructure challenges anywhere in the world.

Airports \ Dams & Reservoirs \ Facilities \ Highways & Bridges \ Ports & Harbors \ Rail & Transit \ Tunnels \ Water & Wastewater



Guangzhou Baiyun International Airport, Guangdong Province, China



Arapahoe Arch Span Bridge, Addison, Texas

The Long-Overdue Expansion of a Busy California Freeway

Constructed in the 1960s, State Route 22 (SR-22), a principal east-west corridor in Orange County, California, had long ago exceeded its capacity. Although the county's population had grown from 700,000 residents to more than three million, there had been no major improvements to the corridor, also known as the Garden Grove Freeway, since it opened. In 2004, the Orange County Transportation Authority selected a design-build team to perform a $550 million upgrade, with our URS Division as the prime design consultant.

Connecting to all major north-south freeways in the county and extending through highly urbanized areas of four cities, the 12-mile corridor is a critical transportation link for residents, workers and visitors. Originally designed to accommodate 115,000 cars per day, the freeway was handling 200,000 cars by 2005. By 2020, traffic along the corridor is expected to reach 250,000 vehicles.

The challenge for URS was to design an expanded freeway that increased traffic flow and speed and decreased noise levels. One particular challenge was reducing the congestion at the "Orange Crush" interchange at the intersection of SR-22 with Interstate 5 and State Route 57—long considered one of the worst bottlenecks in the state. Another was addressing seismic design requirements that changed two months after the project began, due to new information about a nearby earthquake fault.



The Lewis Street Bridge over SR-22 was completely demolished and replaced with a new structure.



To increase the pace of construction, multiple concrete pumping machines simultaneously placed large quantities of concrete.

To address increasingly serious congestion and safety issues, a continuous access high-occupancy-vehicle (HOV) carpool lane was added in each direction, completing the region's comprehensive HOV transportation network. General purpose and auxiliary lanes were added, as well as upgraded on- and off-ramps on key segments of the freeway.

Other improvements included widening or replacing 34 bridges, adding 130 new retaining and sound walls, and building 317 utility crossings. A state-of-the-art traffic management system also was installed. The system links to a central traffic management center that monitors conditions on more than 400 miles of Southern California freeways.

As the prime design consultant for the highway reconstruction, URS was responsible for managing the work of a multidisciplinary engineering team. During construction, URS also was responsible for developing traffic and construction-sequencing plans that minimized traffic delays and improved safety.

To minimize traffic disruptions and inconvenience to the community, construction proceeded on an aggressive 27-month, 800-day schedule.

Because of the freeway's importance to the region's economy, a streamlined design-build project delivery approach was chosen over more traditional methods. Using the design-build approach reduced the total project schedule by approximately three years.

The completion of SR-22 in April 2007, improved safety, reduced gridlock and expedited traffic flow for Orange County commuters.



The Horseshoe Bridge provides a traffic connection for eastbound SR-22 to northbound Interstate 5 and SR-57.


22 EAST
Orange
NORTH
5 57
ONLY
5 SOUTH
Santa Ana
ONLY

A concrete barrier was added to separate eastbound SR-22 traffic from traffic exiting to southbound Interstate 5.

Building a New Public Transit Line from Design to Operation

Safe, efficient and on-time public transportation systems can help relieve traffic congestion and pollution and make life easier for commuters, particularly in densely populated urban areas. In northern New Jersey, the Hudson-Bergen Light Rail Transit (LRT) system is doing just that, while helping to revitalize the region's economy.

Located across the Hudson River from Manhattan, New Jersey Transit's Hudson-Bergen LRT route covers more than 18 miles through seven cities in Hudson County. It is the largest public works program in New Jersey history and was delivered via the largest transit design-build-operate-maintain (DBOM) contract ever awarded in the United States.

In 1996, New Jersey Transit entered into a public-private partnership for the Hudson-Bergen LRT and awarded the $1.1 billion contract to a team led by URS' Washington Division. The team, known as 21st Century Rail, was contracted to design and construct the system, procure the equipment, and operate and maintain the line for 20 years.

Construction of the LRT presented multiple challenges. For example, there were many issues that needed to be resolved along the right-of-way, including passage through long-established cities—some predating the 18th century. The project involved relocating major utilities, removing abandoned rail facilities and railroad tracks, and


NJ TRANSIT
2032B

Tailored to accommodate a congested metropolitan region, the Hudson-Bergen LRT is a high-performance system with a demanding service schedule.



URS monitors Hudson-Bergen train traffic and schedules to help keep the system running efficiently.

resolving a variety of property acquisition issues.

A major construction challenge was enlarging an existing 114-year-old freight tunnel to accommodate a station 150 feet underground. To take riders to and from the station, three high-speed elevators were installed in a cavern near the middle of the tunnel.

The Hudson-Bergen LRT has brought considerable commercial and residential development to portions of the Hudson River waterfront. The presence of rail stations helped transform abandoned industrial neighborhoods into thriving communities. In fact, since opening in April 2000, more than 100 companies have moved into the area, creating approximately 30,000 jobs.

URS has been responsible for every phase of the design-build-operate-maintain project—the largest DBOM transit project in the United States.

Currently in its eighth year of maintaining and operating the line, URS continues to achieve milestones in performance and safety. An on-time monthly performance of 99 percent leads the industry, and daily ridership has increased from 8,000 to more than 39,000, exceeding initial projections.

The Hudson-Bergen LRT is one of the industry's best examples of efficient infrastructure. This critical transportation link along the Hudson River waterfront not only relieved heavy traffic congestion, but also served as a catalyst for redevelopment.

The DBOM project demonstrates URS' capabilities through all phases of a transportation project—from planning, design and construction through operations and maintenance.



The LRT has greatly improved the quality of life for thousands of northern New Jersey residents.



The Hudson-Bergen LRT system was honored with a Best of 2006 Award by New York Construction magazine.

Transforming a Former Air Force Base into a Community Asset

In the post-Cold War era, the military is addressing new priorities by expanding some bases and closing others, allowing the decommissioned properties to be redeveloped by local authorities. When the 2,284-acre England Air Force Base in Rapides Parish, Louisiana, closed in the 1990s, our URS Division was selected by the England Economic and Industrial Development District (the England Authority) to help prepare and implement a redevelopment plan. The result is one of the most successful base conversions in the United States.

The Air Force base was transformed into a successful business and industrial campus known as the England Industrial Airpark and Community. Following the base's closure, URS worked with the England Authority to develop a preliminary base reuse plan. We inventoried and inspected approximately 500 buildings totaling more than 2.5 million square feet and assessed them for reuse potential.

The reuse plan was designed to make the entire site self-supporting, while creating jobs and income for the community. The plan encompassed a commercial airport; industrial, commercial and institutional facilities; a residential community; and recreation areas.

URS also was selected to develop an airport master plan and provide the architectural and engineering design for the centerpiece of the redevelopment—the $52 million



The brick facade of the Alexandria International Airport terminal echoes the red brick historically manufactured in Rapides Parish.



The England Industrial Airpark has experienced significant growth since the terminal complex opened in 2006.

Alexandria International Airport complex. The complex includes a $24 million, 88,000-square-foot terminal building, along with a new control tower, aircraft parking apron, parking lot and access road.

When airport security requirements became more stringent following the terrorist attacks of September 11, 2001, URS modified its original design. To satisfy force protection requirements, the terminal's interior layout and site configuration were revised, and a 300-foot safety setback was created between the terminal and public areas.

Incorporating historic architectural elements with the latest technology, the new terminal is capable of servicing a full range of aircraft and boasts advanced electronic communications, information, security and ticketing systems.

The transformation of the former Air Force bases has been heralded as a model for base conversions throughout the United States.

The new air traffic control tower has been recognized by the Air National Guard as a prototype for new air traffic control facilities nationwide.

Since the airport terminal complex opened in December 2006, the England Airpark has demonstrated significant growth in new tenants, including a large railcar manufacturer and several technology companies. It also is being used as a staging facility for military embarkations. Today, the redevelopment of the former England Air Force Base has gained extensive national attention and is considered highly successful thanks to forward-thinking local leadership that identified alternate uses for the facilities and enacted a practical, economically viable reuse plan.


SECURITY

Post-9/11 security measures included reconfiguring the ticketing lobby to allow full outbound baggage screening.



Four commercial airlines offer service to and from Alexandria International Airport.

Federal



Donald W. Reynolds Center for American Art and Portraiture, Washington, DC



Department of Energy's Savannah River Site, Defense Waste Processing Facility, Aiken, South Carolina



U.S. Army Military Vehicle Repair and Maintenance Facility, Fort Lee, Virginia

As a major U.S. federal contractor, URS provides critical support to the Departments of Defense, Homeland Security and Energy, as well as to the General Services Administration, NASA and other federal agencies. Our services range from planning and design through construction and operations and maintenance to decommissioning and closure.

URS modernizes weapons systems, refurbishes military vehicles and aircraft, trains pilots and manages military and government facilities. We also plan, design and construct hangars and government buildings, provide logistics support for military operations and help decommission former bases for redevelopment.

URS is a leader in conducting global threat reduction programs to eliminate nuclear, chemical and biological weapons around the world. We also help the Department of Energy manage complex programs and facilities, and clean up more of the Cold War's chemical and radioactive legacy than any other company.

Buildings \ Chemical Demilitarization \ Contingency Operations \ Environmental and Nuclear Management \ Flight Training \ Flood Control \ Homeland Security \ Weapons Systems



Naval Air Engineering Station Lakehurst, Rotary Aircraft Modification Hangar, Lakehurst, New Jersey



Anniston Chemical Agent Disposal Facility, Anniston, Alabama

Unmanned Aerial Systems: An Indispensable Tool

Unmanned Aerial Systems (UASs) have become an essential part of the U.S. military's high-tech arsenal. Able to carry out dangerous missions without placing military personnel at risk, unmanned aircraft are increasingly used for intelligence, surveillance and combat activities. They can stay aloft for long periods of time and be controlled remotely from the safety of ground stations often thousands of miles away from the theater of operations. As the military importance of UASs grows, URS is helping the Department of Defense build an increasingly diverse force—providing expertise at every stage of development.

Through our EG&G Division, we offer the services required to design, build, test and evaluate UASs, as well as program management support for the procurement of UAS technologies. URS assists in the development of the latest generation of UASs, operates the aircraft from ground stations, trains other pilots to "fly" unmanned aircraft and provides maintenance and repair services for these systems once they are in use. We also have designed and constructed beddown facilities for UASs at Air Force bases in California and Nevada.

As UASs have become more advanced, so has the technology used to control their missions. Using our expertise in systems design and integration, we have helped to develop command and control technology to operate numerous unmanned aircraft through a single tactical control system. Our engineers also have


WELCOME TO
GLOBAL HAWK COUNTRY

Beddown facilities for the Global Hawk were designed and constructed by URS.



URS plays a significant role in the development of the command and control software for the unmanned aircraft tactical control system.

developed software to certify that the different types of UASs used by the U.S. military and our NATO allies can operate in compliance with a unified command and control standard.

Today, the Predator and Reaper UASs are playing critical surveillance and combat roles in the War on Terror, and URS employees stationed around the world are supporting their deployment and maintenance. This work includes maintaining aircraft, sensors and ground stations, providing logistics support and loading munitions onto the aircraft.

Increasingly, UASs also are being used to gather information for scientific research programs involving climate change and the environmental health of oceans. For NASA, we design, fabricate and operate airborne sensors on small unmanned aircraft that collect environmental data.

The U.S. Department of Defense's proposed budget for 2009 includes $3.4 billion for UAS programs.

Looking to the future, URS is providing technical support to the new Joint Unmanned Aerial Systems Center of Excellence, which was established to improve the compatibility of the UAS surveillance systems used by different branches of the U.S. military. Created by the Pentagon, the Center's mission is to ensure these systems can meet the requirements of the U.S. armed forces in any combat environment.

Because of the many benefits offered by UASs, their use is expected to grow dramatically over the next 25 years. URS is involved in every phase of the development and deployment of these systems, and we will continue to be integral to advances in UAS technology for both military and scientific purposes.



URS is playing a key role in the acquisition, testing, and command and control of the Navy's new Fire Scout shipboard unmanned aircraft.



URS provides maintenance, repair and logistics services for the Predator and Reaper UASs supporting the Global War on Terror.

A Radioactive Waste Cleanup of Monumental Proportions

Surrounded by picturesque woodland, it would be hard to guess that the West Valley Demonstration Project (WVDP) located near Buffalo, New York, was once the site of the only commercial nuclear reprocessing facility to have operated in the United States. From 1966 to 1972, the site was used to reprocess nearly 640 metric tons of spent nuclear fuel, generating highly radioactive liquid waste.

After commercial operations ended, the site was returned to the state of New York, and in 1980, the Department of Energy (DOE) joined the state in the cleanup effort. URS' Washington Division began managing and operating the WVDP in 1982. Our challenge was to stabilize more than 600,000 gallons of radioactive liquid waste, as well as to clean up the highly contaminated facilities on the 200-acre site.

Liquid waste was stabilized through a process known as vitrification, which locks the waste into a stable glass form for storage in waste canisters. Between 1996 and 2002, when vitrification was completed, 275 high-level waste canisters were produced and now are safely stored in the reprocessing facility.

"I am proud of the accomplishments of the West Valley Demonstration Project in leading the way for the solidification of high-level waste," commented James Rispoli, DOE Assistant Secretary for Environmental Management. "The vitrification



URS manages and operates the 200-acre West Valley Demonstration Project site in western New York.



During vitrification processing, more than 600,000 gallons of liquid high-level radioactive waste were solidified and stored in 275 canisters.

campaign at this project is a model for the Department. I look forward to URS achieving the same level of excellence as we enter into the next phase of this project."

One of the first sites to achieve "Star" status for safety performance in the DOE's Voluntary Protection Program, WVDP has maintained this status since 1999.

Efforts have now turned to the disposal of contaminated process equipment, the decontamination of buildings in preparation for demolition and the ongoing removal of radioactive waste to permanent disposal facilities. As of late 2007, over one million cubic feet of low-level radioactive waste was shipped for disposal off site.

URS also constructed and is operating a remote-handled waste facility. The facility is uniquely designed to allow workers to remotely cut up and package process equipment and other large components from the original reprocessing facility that are too radioactive to contact directly. Additional high-hazard areas in the original reprocessing facility have been decontaminated, and more than 100 support facilities have been demolished and removed from the site. Ongoing work at West Valley—all planned for completion by 2011—includes the further decontamination of rooms and debris inside the reprocessing plant, the demolition of other support facilities, and continued waste management and disposal.

West Valley is a project of monumental proportions, and URS has played a critical role in its success for more than 25 years. During that time, the WVDP has celebrated many accomplishments, including a superior record of safety performance. This highly complex operation demonstrates our unrivaled expertise in managing high-risk nuclear programs and facilities.



A URS facility operator uses a computerized workstation at a shield window to perform operations in the remote-handled waste facility.



Low-level waste is prepared for transportation off site.

Fast-tracking the Protection of U.S. Troops

Faced with an urgent need to protect U.S. troops from land mines, small arms fire and improvised explosive devices, the U.S. Department of Defense (DoD) established the Mine Resistant Ambush Protected (MRAP) program. Through a true partnership between government and industry—and an unprecedented fast-track schedule—these armored vehicles have already saved countless lives.

Thousands of people have contributed to the program's success: military personnel, numerous government agencies and officials, manufacturers and support contractors. Their combined efforts have enabled the MRAP program to go from source selection, contract development, and testing and evaluation to production in less than one year. URS' EG&G Division has been an integral part of all phases of the program since its inception in late 2006.

Initially providing just a few specialists, URS' role has expanded as the MRAP program has grown into the DoD's number one procurement priority. Today, URS is leading a consolidated MRAP program support team on three major contracts. We are helping to manage the entire inventory of MRAP vehicles throughout their life cycle. With some 3,000 vehicles in use and thousands more in production, this significant undertaking includes tracking the location of each vehicle, which branch of the military it belongs to, and when it is due



MRAP vehicles are designed to protect occupants against armor-piercing roadside bombs.



URS performs MRAP automotive and system safety engineering at this Stafford, Virginia, facility.

Program Management

Systems Engineering & Technical Assistance

Operations & Maintenance

to be shipped to the theater of operations or sent for repair and maintenance.

Since the MRAP program became the DoD's top priority, the program has advanced at near-unprecedented speed.

The work also includes technical and administrative support for the acquisition of the command, control, communication, computer and intelligence, or C4I, systems that are installed in MRAPs. At the Space and Naval Warfare Systems Command Center in Charleston, South Carolina, each MRAP is integrated with specific types of tactical communications equipment based on how the vehicle will be used. Documenting the equipment in each vehicle is an important part of our work.

As the MRAP program continues to evolve, URS is providing ongoing engineering and technical support during the development, testing and evaluation of vehicle improvements. "URS' significant role in the MRAP program demonstrates why we are one of the top DoD contractors for outsourcing non-combat activities," notes Alan Weakley, EG&G's General Manager of Engineering and Technology Services.

The MRAP program was initiated in 2006, with $2 billion to develop a few test vehicles. Its success in protecting the lives of combat troops led the DoD to seek additional funding. URS helped prepare the documents and presentations that gained Congressional support for upgrading the program's priority level and increasing its appropriations.

Called "a proven lifesaver on the battlefield," by Defense Secretary Robert M. Gates, the Marine Corps has committed to fielding 15,000 armored vehicles by 2010 at an estimated cost of $25 billion. In commending the accomplishments of the MRAP program, Secretary Gates noted that nothing on this scale has been accomplished by a partnership of government and industry since World War II.



Vehicles are airlifted to troops on C-17 and C-5 cargo planes.



Outfitting the completed vehicles for combat service was streamlined from months to three weeks.

Industrial & Commercial







BHP Billiton, Pinto Valley Copper Mine, Globe, Arizona

Holcim (US) Inc., Cement Manufacturing Complex, Ste. Genevieve County, Missouri

Pasminco Ltd Lead Smelter, Port Pirie, Australia

URS provides complete life cycle services for *Fortune* 500 industrial and commercial companies and other multinational corporations. From front-end studies, environmental management, and engineering and process design to procurement, construction, and facility management and maintenance, URS helps clients process resources and deliver them to the world. We also provide site decommissioning and closure services for facilities no longer in use.

Whether the project involves expanding facilities, installing new utility systems, selecting the optimal process for producing finished products, reconfiguring processes to improve operational efficiency or providing long-term management services, URS has the resources to meet the needs of industrial and commercial clients worldwide.

With particular expertise in the oil, gas and chemical industries, we help clients design and construct multi-billion dollar production facilities, processing plants, refineries, and storage and transportation infrastructure.

Automotive \ Chemical & Pharmaceutical \ Consumer & Industrial Products \ Food & Beverage \ Manufacturing \ Mining \ Oil & Gas \ Pulp & Paper



Lost Cabin Gas Processing Plant, ConocoPhillips, Lysite, Wyoming



Hawaii Fueling Facilities Corp., Sand Island Fuel Storage Expansion, Honolulu, Hawaii

Helping BP Achieve Its Operational Goals

As demand rises and reserves decline, oil and gas companies are looking for more efficient ways to produce and deliver their products to consumers. URS is helping industry leaders like BP meet these challenges by providing a full range of engineering, construction and technical support for every phase of their operations.

URS' expertise begins with oil and gas exploration and its transportation to world markets. Working with BP, our URS Division played a key role in the construction of the 1,768-kilometer Baku-Tbilisi-Ceyhan Pipeline—the second largest in the world. The pipeline, which pumps crude oil recovered from oil fields in the Caspian Sea, begins at the Port of Baku, Azerbaijan, and runs through the Republic of Georgia to a terminal at the Port of Ceyhan, Turkey, on the Mediterranean Sea, where it is loaded onto tankers.

Planning for this project included a detailed assessment of the potential environmental impacts of the Georgian section of the pipeline, as well as of associated road, rail and port upgrades. An environmental management system developed by URS helped BP meet its goal of no net damage to sensitive ecological areas or archeological sites, and no permanent disruption to the livelihoods of local populations.

At the refining stage—when crude oil is processed into usable products like gasoline, jet fuel and home heating oil—URS plays a major role in ensuring



URS supervised the environmental aspects of the construction of a new BP pipeline through Georgia to Turkey.



URS' maintenance team helps to ensure the reliability of process equipment at BP's Toledo Refinery.

these facilities operate at peak capacity. At the BP refinery in Toledo, Ohio, our Washington Division has provided maintenance support for more than four decades, ensuring the mechanical reliability and efficiency of processing equipment. The fifth largest operation in BP's U.S. refinery network, the facility can process up to 160,000 barrels of crude oil per day.

Depending on work demands, the URS workforce at the Toledo refinery can fluctuate from 75 to 300 people. During major planned shutdowns, URS has mobilized as many as 1,400 employees to complete large construction projects, helping the refinery resume operations in a safe and timely manner.

For more than 80 years, URS has provided engineering and construction support to oil and gas industry clients, helping them meet their operational goals.

When refineries become outdated, URS assists in their decommissioning and closure. In South Wales, our URS Division conducted a multiphase environmental and risk assessment program for the closure and redevelopment of BP's Llandarcy Oil Refinery.

Throughout the refinery closure process, URS worked closely with BP and government regulatory agencies to develop and implement a remediation and reuse plan. Over the next 25 years, the two-square-mile Llandarcy Oil Refinery site will be transformed into a groundbreaking sustainable community, providing at least 2,500 homes and creating an expected 3,200 jobs.

Whether it's overseeing the environmental aspects of a pipeline, helping to maintain a refinery or assisting with the cleanup of a former production site, we help BP meet its goal of producing energy resources for millions of customers worldwide.



The two-square-mile site of the former Llandarcy Oil Refinery in Wales is being converted to a mixed-use urban village.



At the Llandarcy site, URS designed and installed a variety of treatment systems to remediate soil and groundwater.

Facility Management to Help Monsanto Achieve Peak Performance

While Monsanto Company focuses on developing agricultural technologies to improve farm productivity, URS' Washington Division works to ensure Monsanto's facilities are operating at peak efficiency. For more than a decade, URS has been providing complete facility management services at Monsanto's world headquarters and agricultural research complex in St. Louis, Missouri.

The sprawling Monsanto complex, which includes 29 buildings and 2.1 million square feet of research and development facilities, is supported by URS and its 65-member operations and maintenance team. Due to the size of the facility and the fact that it houses sensitive research equipment, URS' maintenance responsibilities are very complex.

Our services range from the operation and maintenance of buildings, utilities, mechanical systems and research equipment to engineering design, construction management, and technical and safety support. The projects we support encompass everything from routine mechanical adjustments to complete system overhauls.

In the course of our work, URS has developed unique solutions to prevent equipment problems before they occur. For example, we developed a vibration analysis program, which has identified at least 100 separate vibration problems, and then recommended measures to prevent catastrophic equipment failures.



URS developed a vibration analysis program to monitor equipment and prevent failures.

URS is responsible for the maintenance of many complex systems, such as electrical switch gear units for Monsanto's research buildings.

"We have a great history with the URS team," says George Osman, Director of St. Louis Facility Operations for Monsanto. "They're a very capable and reliable team helping us ensure our facilities are always running smoothly."

On a daily basis, the URS team oversees complicated, interconnected systems, such as the facility's electrical system, which includes two major utility transformers and four power distribution centers that feed multiple substations. We monitor and maintain 13 fragile greenhouse environments where plant research occurs, as well as more than 30 growth chambers.

The computer-controlled growth chambers simulate a variety of environments by adjusting humidity, temperature and the time of day to replicate anything from morning in a tropical rain forest to evening on a windswept plain. The chambers are monitored around the clock using a sophisticated alarm system that alerts technicians whenever there is even a slight deviation in setup parameters. URS also oversees hundreds of Monsanto's -80°F freezers, storing historical agricultural research projects.

Through its proven facilities management performance, URS has created a successful, long-term relationship with Monsanto. This relationship plays an important part in Monsanto's ability to concentrate on the critical research it conducts to help the world meet its agricultural needs.

URS' work for Monsanto Company received the first Resident Contractor "Star" status recognition from the regional U.S. Occupational Safety and Health Administration for exceptional safety performance and programs.



Thermal imaging is used by the URS team to monitor equipment operations.



The Monsanto complex includes 13 greenhouses for plant research.

An EPC Project to Produce Cleaner Fuel

Having the flexibility to respond to changing regulatory requirements and customers' needs is critical to the success of the world's leading industrial companies. Industrial clients regularly call on URS to provide planning, design and engineering, procurement and construction (EPC) services when they need to upgrade or reconfigure their facilities, or utilize a new technology.

When Albemarle Corporation, a leading producer of specialty chemicals for industry, wanted to build a plant to implement a new technology at its Bayport Chemical Complex in Texas, it turned to our URS Division. Albemarle is one of the world's largest producers of hydroprocessing catalysts (HPCs)—a product that removes impurities from refining streams. These catalysts are used in petroleum refineries and are essential for the production of cleaner fuels.

To help the oil industry continue to meet increasingly stringent emissions control requirements, Albemarle uses an advanced catalyst technology that provides a new generation catalyst pellet. When used in the refining process, the catalyst produces lower-sulfur gasoline and diesel fuels.

To maximize this innovative technology at the Bayport Complex, URS assisted Albemarle's in-house engineering team and catalyst group in the design, construction and start-up of a new HPC manufacturing unit



Sequencing the construction with the delivery of overseas equipment was a priority throughout the project.



Planning and implementing proper lighting for the structure was critical for personnel safety.

within an existing plant. The existing plant and adjacent manufacturing units had to be retrofitted to accommodate the process and utility system improvements—all without disrupting ongoing plant operations.

URS performed a variety of industrial engineering services throughout the project, coordinating with Albemarle's technology and operations staff. After working closely with Albemarle's engineering team to develop the project scope, URS provided detailed design, obtained permits for the new manufacturing unit and served as construction manager during construction. Procurement activities involved purchasing highly specialized equipment from all over the world.

From preliminary engineering through start-up, URS helped Albemarle complete this first-of-its-kind project, which improves the production of cleaner gas and diesel fuels.

By the time the project was completed in 2007, Albemarle and the URS team had met many challenges. These challenges included complex technology modifications, labor shortages and the need for close coordination between construction activities and plant operations. In addition, there were disruptions due to Hurricanes Katrina and Rita.

More than 120 feet tall and densely packed with sophisticated equipment, the completed multilevel manufacturing unit is an impressive structure. Significant improvements also are in place in the original plant where the new unit is installed. With URS' support, the new facility has been able to function at optimum levels, meeting Albemarle's production expectations for its new hydroprocessing catalyst.



Construction activities included the installation of a new electrical substation that was installed to service the new plant.



The retrofit of an existing plant required removing a freight elevator and performing major foundation work without disrupting plant operations.

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Consolidated Summary of Financial Statements

The following pages contain summary financial data for our fiscal year ended December 28, 2007. Complete financial information can be found in our latest Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2008. Copies of our Form 10-K may be obtained without charge by contacting Sreeram (Sam) Ramraj at our Investor Relations Department via e-mail at investor_relations@urscorp.com, by calling 877.877.8970 or by accessing the Investor Relations section of our Web site at www.urscorp.com.

Table of Contents

Summary of Selected Financial Data

The following selected financial data was derived from our audited consolidated financial statements and reflects, commencing on November 16, 2007, our acquisition of Washington Group International, Inc. ("WGI"). You should read the selected financial data presented below in conjunction with the information contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the notes thereto contained in Item 8, "Consolidated Financial Statements and Supplementary Data," included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2007.

(In thousands, except per share data)	Year ended December 28, 2007[1]	Year ended December 29, 2006	Year ended December 30, 2005[8]	Two months ended December 31, 2004[8]	Year ended October 31, 2004	Year ended October 31, 2003
Income Statement Data						
Revenues[2]	$ 5,383,007	$ 4,222,869	$ 3,890,282	$ 564,414	$ 3,367,793	$ 3,180,589
Cost of revenues[2]	5,095,271	3,978,082	3,660,452	553,373	3,158,889	2,972,147
General and administrative expenses[2,3,4]	56,468	43,279	82,691	4,554	61,089	33,169
Equity in income of unconsolidated affiliates[2]	31,516	17,281	27,283	2,583	14,170	6,125
Operating income	262,784	218,789	174,422	9,070	161,985	181,398
Net income	132,243	113,012	82,475	1,163	61,704	58,104
Earnings per share:						
Basic	$ 2.39	$ 2.23	$ 1.76	$ .03	$ 1.58	$ 1.78
Diluted	$ 2.35	$ 2.19	$ 1.72	$ .03	$ 1.53	$ 1.76
Balance Sheet Data (As of the end of period):						
Total assets	$ 6,929,965	$ 2,581,029	$ 2,469,448	$ 2,307,748	$ 2,275,045	$ 2,193,723
Total long-term debt	$ 1,288,817	$ 149,494	$ 297,913	$ 508,584	$ 502,118	$ 788,708
Stockholders' equity[5,6,7]	$ 3,478,570	$ 1,506,687	$ 1,344,504	$ 1,082,121	$ 1,067,224	$ 765,073

[1]In November 2007, we acquired WGI, resulting in the inclusion of WGI's results of operations for the six-week period from November 16, 2007, the effective date of the acquisition for financial reporting purposes, through December 28, 2007, in our 2007 results of operations and cash flows. The fair value of the acquired net assets of WGI have been included in our Consolidation Balance Sheet as of December 28, 2007.

In connection with the WGI acquisition, we issued approximately 29.5 million shares of common stock valued at $1.8 billion and borrowed $1.4 billion under the 2007 Credit Facility. The 2007 Credit Facility provides for two term loan facilities in the aggregate amount of $1.4 billion and a revolving credit facility in the amount of $700.0 million, which is also available for issuing letters of credit. See further discussion in Note 2, "Acquisition" and Note 6, "Indebtedness" to our "Consolidated Financial Statements" included under Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 28, 2007.

[2]During 2007, in connection with the WGI acquisition, we undertook a review of the historical manner of presentation of our Consolidated Statement of Operations and Comprehensive Income and adopted a revised format that we believe is more like that presented by other companies in our industry. As a result, we have reformatted the presentation of contract related indirect expenses, which had previously been presented under the caption "Indirect, General and Administrative Expenses," and grouped them with direct contract related expenses to present an intermediate total of "Cost of Revenues." This change in manner of presentation did not affect our operating income, net income or the determination of income or loss on our contracts.

In addition, "Equity in income of unconsolidated affiliates," which was historically presented in revenues, is now presented as a separate component of operating income because we expect that, as a result of the acquired equity investments of WGI, these amounts will be more significant.

We have made conforming changes for all periods presented to reflect the new format.

[3]General and administrative expenses included charges of $2.9 million, $0.2 million, $33.1 million and $28.2 million for costs incurred to extinguish our debt during the years ended December 28, 2007, December 29, 2006, December 30, 2005 and October 31, 2004, respectively. See further discussion in Note 6, "Indebtedness" to our "Consolidated Financial Statements" included under Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 28, 2007.

[4]General and administrative expenses for 2007 and 2006 included stock-based compensation expense of $25.1 million and $18.4 million, respectively, recorded in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment." There was no stock-based compensation expense related to employee stock options and employee stock purchases under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), prior to 2006 because we did not adopt the recognition provisions of SFAS 123.

[5]On December 30, 2006, the beginning of our 2007 fiscal year, we adopted the Financial Accounting Standards Board's Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). As of December 30, 2006, we had $20.1 million of unrecognized tax benefits. The cumulative effect of the adoption of FIN 48 was a reduction in retained earnings of $4.3 million. For the year ended December 28, 2007, we recognized $0.6 million of accrued interest and penalties related to unrecognized tax benefits as general and administrative expenses.

[6]Stockholders' equity for 2006 included the incremental effect of applying and the effects of adopting Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). During fiscal year 2006, we adopted SFAS 158 and recognized additional pension liabilities of approximately $4.4 million. We also reduced our stockholders' equity by approximately $4.4 million on an after-tax basis. See further discussion in Note 8, "Employee Retirement and Post-Retirement Benefit Plans" to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 28, 2007.

[7]We have not paid cash dividends to our stockholders since 1986 and we are precluded from paying cash dividends to our stockholders on outstanding common stock under the provisions of our 2007 Credit Facility until our Consolidated Leverage Ratio is equal to or less than 1.00:1.00.

[8]Effective January 1, 2005, we adopted a 52/53 week fiscal year ending on the Friday closest to December 31, with interim quarters ending on the Fridays closest to March 31, June 30, and September 30. We filed a transition report on Form 10-Q with the Securities and Exchange Commission for the two months ended December 31, 2004. Our 2005 fiscal year began on January 1, 2005 and ended on December 29, 2005.

URS Corporation and Subsidiaries
Consolidated Balance Sheets

(In thousands, except per share data)	December 28, 2007	December 29, 2006
Assets		
Current assets:		
Cash and cash equivalents, including $161,089 and $44,557 of short-term money market funds, respectively	$ 256,502	$ 89,502
Accounts receivable, including retentions of $58,366 and $37,368, respectively	1,015,052	680,631
Costs and accrued earnings in excess of billings on contracts in process	1,023,302	552,526
Less receivable allowances	(51,173)	(50,458)
Net accounts receivable	1,987,181	1,182,699
Deferred tax assets	133,888	36,547
Prepaid expenses and other assets	210,807	65,405
Total current assets	2,588,378	1,374,153
Investments in unconsolidated affiliates	206,721	15,284
Property and equipment at cost, net	357,907	163,142
Intangible assets, net	572,974	3,839
Goodwill	3,139,618	989,111
Other assets	64,367	35,500
Total assets	$6,929,965	$2,581,029
Liabilities, Minority Interest, and Stockholders' Equity		
Current liabilities:		
Book overdrafts	$ 15,638	$ 3,334
Current portion of long-term debt	17,964	19,120
Accounts payable and subcontractors payable, including retentions of $73,491 and $19,515, respectively	693,614	290,651
Accrued salaries and wages	486,853	239,235
Billings in excess of costs and accrued earnings on contracts in process	296,752	168,271
Accrued expenses and other	170,782	65,374
Total current liabilities	1,681,603	785,985
Long-term debt	1,288,817	149,494
Deferred tax liabilities	137,058	17,808
Self-insurance reserves	73,253	116
Pension, post-retirement, and other benefit obligations	156,843	78,187
Other long-term liabilities	88,735	39,283
Total liabilities	3,426,309	1,070,873
Commitments and contingencies		
Minority interest	25,086	3,469
Stockholders' equity:		
Preferred stock, authorized 3,000 shares; no shares outstanding	—	—
Common shares, par value $.01; authorized 100,000 shares; 83,355 and 52,309 shares issued, respectively; and 83,303 and 52,257 shares outstanding, respectively	833	523
Treasury stock, 52 shares at cost	(287)	(287)
Additional paid-in capital	2,797,238	973,892
Accumulated other comprehensive income (loss)	16,635	(3,638)
Retained earnings	664,151	536,197
Total stockholders' equity	3,478,570	1,506,687
Total liabilities, minority interest and stockholders' equity	$6,929,965	$2,581,029

Refer to our Annual Report on Form 10-K for the fiscal year ended December 28, 2007 for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed statements.

URS Corporation and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income

(In thousands, except per share data)	Year ended December 28, 2007	Year ended December 29, 2006	Year ended December 30, 2005
Revenues	$5,383,007	$4,222,869	$3,890,282
Cost of revenues	5,095,271	3,978,082	3,660,452
General and administrative expenses	56,468	43,279	82,691
Equity in income of unconsolidated affiliates	31,516	17,281	27,283
Operating income	262,784	218,789	174,422
Interest expense	27,730	19,740	31,587
Income before income taxes and minority interest	235,054	199,049	142,835
Income tax expense	97,254	84,793	60,360
Minority interest in income of consolidated subsidiaries, net of tax	5,557	1,244	—
Net income	132,243	113,012	82,475
Other comprehensive income (loss):			
Pension and post-retirement related adjustments, net of tax	14,776	582	(4,493)
Foreign currency translation adjustments, net of tax	7,863	4,122	(5,910)
Interest rate swaps, net of tax	(2,366)	—	—
Comprehensive income	$ 152,516	$ 117,716	$ 72,072
Earnings per share:			
Basic	$ 2.39	$ 2.23	$ 1.76
Diluted	$ 2.35	$ 2.19	$ 1.72
Weighted-average shares outstanding:			
Basic	55,271	50,705	46,742
Diluted	56,275	51,652	47,826

Refer to our Annual Report on Form 10-K for the fiscal year ended December 28, 2007 for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed statements.

URS Corporation and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

(In thousands)	Common Stock Shares	Common Stock Amount	Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
Balances, December 31, 2004	43,786	$438	$(287)	$ 734,842	$ 6,418	$340,710	$1,082,121
Employee stock purchases and exercises of stock options	2,268	23	—	38,920	—	—	38,943
Stock-based compensation	326	3	—	6,145	—	—	6,148
Tax benefit of stock-based compensation	—	—	—	14,969	—	—	14,969
Issuance of common shares	4,000	40	—	130,211	—	—	130,251
Foreign currency translation adjustments	—	—	—	—	(5,910)	—	(5,910)
Minimum pension liability adjustments, net of tax	—	—	—	—	(4,493)	—	(4,493)
Net income	—	—	—	—	—	82,475	82,475
Balances, December 30, 2005	50,380	504	(287)	925,087	(3,985)	423,185	1,344,504
Employee stock purchases and exercises of stock options	948	10	—	23,964	—	—	23,974
Stock-based compensation	929	9	—	18,386	—	—	18,395
Tax benefit of stock-based compensation	—	—	—	6,455	—	—	6,455
Foreign currency translation adjustments	—	—	—	—	4,122	—	4,122
Minimum pension liability adjustments, net of tax	—	—	—	—	582	—	582
Adoption of FASB Statement No. 158, net of tax	—	—	—	—	(4,357)	—	(4,357)
Net income	—	—	—	—	—	113,012	113,012
Balances, December 29, 2006	52,257	523	(287)	973,892	(3,638)	536,197	1,506,687
Employee stock purchases and exercises of stock options	786	8	—	19,158	—	—	19,166
Stock-based compensation	793	8	—	25,053	—	—	25,061
Tax benefit of stock-based compensation	—	—	—	6,929	—	—	6,929
Issuance of common stock in connection with the WGI acquisition	29,467	294	—	1,772,206	—	—	1,772,500
Foreign currency translation adjustments, net of tax	—	—	—	—	7,863	—	7,863
Pension and post-retirement related adjustments, net of tax	—	—	—	—	14,776	—	14,776
Adoption of FIN 48	—	—	—	—	—	(4,289)	(4,289)
Interest rate swaps, net of tax	—	—	—	—	(2,366)	—	(2,366)
Net income	—	—	—	—	—	132,243	132,243
Balances, December 28, 2007	83,303	$833	$(287)	$2,797,238	$16,635	$664,151	$3,478,570

Refer to our Annual Report on Form 10-K for the fiscal year ended December 28, 2007 for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed statements.

URS Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(In thousands)	Year ended December 28, 2007	Year ended December 29, 2006	Year ended December 30, 2005
Cash flows from operating activities:			
Net income	$ 132,243	$ 113,012	$ 82,475
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	44,826	36,438	36,012
Amortization of debt issuance costs	3,266	1,821	3,777
Amortization of intangible assets	7,066	1,542	2,536
Costs incurred for extinguishment of debt	2,897	162	33,131
Provision for doubtful accounts	2,867	8,259	10,094
Deferred income taxes	69,488	(8,708)	8,721
Stock-based compensation	25,061	18,395	6,148
Excess tax benefits from stock-based compensation	(8,359)	(6,045)	—
Minority interest in net income of consolidated subsidiaries	5,557	1,244	—
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	17,073	(89,628)	(161,632)
Prepaid expenses and other assets	(50,510)	(12,378)	(30,441)
Investments in and advances to unconsolidated affiliates	(17,300)	(571)	(9,802)
Accounts payable, accrued salaries and wages and accrued expenses	64,878	33,247	194,494
Billings in excess of costs and accrued earnings on contracts in process	(11,646)	59,614	22,453
Distributions of earnings from unconsolidated affiliates, net	43,876	27,133	22,196
Other long-term liabilities	(5,207)	(2,190)	10,842
Other assets, net	(14,161)	(16,341)	(30,567)
Total adjustments and changes	179,672	51,994	117,962
Net cash from operating activities	311,915	165,006	200,437
Cash flows from investing activities:			
Payment for business acquisitions, net of cash acquired	(1,259,547)	(5,028)	(1,367)
Proceeds from disposal of property and equipment	2,700	—	2,236
Investments in and advances to unconsolidated affiliates	(5,018)	—	—
Increase in restricted cash	(1,512)	—	—
Capital expenditures, less equipment purchased through capital leases and equipment notes	(41,650)	(29,314)	(23,010)
Net cash from investing activities	(1,305,027)	(34,342)	(22,141)
Cash flows from financing activities:			
Long-term debt principal payments	(243,353)	(163,317)	(578,131)
Long-term debt borrowings	1,401,314	552	351,410
Net borrowings (payments) under lines of credit and short-term notes	(4,928)	1,433	(20,502)
Net change in book overdrafts	12,304	1,787	(69,324)
Capital lease and equipment note obligation payments	(11,500)	(13,019)	(13,354)
Excess tax benefits from stock-based compensation	8,359	6,045	—
Proceeds from common stock offering, net of related expenses	—	—	130,251
Proceeds from employee stock purchases and exercise of stock options	19,166	23,974	38,942
Tender and call premiums paid for debt extinguishment	—	(162)	(19,426)
Payment of debt issuance costs	(21,250)	—	(4,624)
Net cash from financing activities	1,160,112	(142,707)	(184,758)
Net increase (decrease) in cash and cash equivalents	167,000	(12,043)	(6,462)
Cash and cash equivalents at beginning of year	89,502	101,545	108,007
Cash and cash equivalents at end of year	$ 256,502	$ 89,502	$ 101,545
Supplemental information:			
Interest paid	$ 22,300	$ 17,099	$ 29,974
Taxes paid	$ 58,404	$ 58,583	$ 48,422
Supplemental schedule of non-cash investing and financing activities:			
Fair value of assets acquired (net of cash acquired)	$ 2,861,174	$ 7,683	$ 1,823
Liabilities assumed	(1,024,977)	(2,655)	(456)
Non-cash business acquisitions	$ 1,836,197	$ 5,028	$ 1,367
Equipment acquired with capital lease obligations and equipment note obligations	$ 17,081	$ 23,512	$ 20,270

Refer to our Annual Report on Form 10-K for the fiscal year ended December 28, 2007 for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed statements.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management, with the participation of our CEO and CFO, assessed our internal control over financial reporting as of December 28, 2007, the end of our fiscal year. Management based its assessment on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation and testing of the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Management has elected to exclude WGI from its assessment of internal control over financial reporting because we were unable to assess WGI's internal control over financial reporting in the period between the WGI acquisition on November 15, 2007 and management's assessment of internal control over financial reporting as of December 28, 2007. WGI is a wholly owned subsidiary, whose total assets and total revenues represent 60% and 8%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 28, 2007. Management's conclusion regarding the effectiveness of internal control over financial reporting as of December 28, 2007 does not include any internal control over financial reporting at WGI.

Based on management's assessment, management has concluded that our internal control over financial reporting was effective as of December 28, 2007. Management communicated the results of management's assessment to the Audit Committee of our Board of Directors.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of the company's internal control over financial reporting at December 28, 2007 as stated in their report included under Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 28, 2007.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of URS Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of URS Corporation and its subsidiaries as of December 28, 2007 and December 29, 2006, and the related consolidated statements of operations and comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 28, 2007 (not presented herein) appearing in URS Corporation's annual report on Form 10-K for the year ended December 28, 2007; and in our report dated February 25, 2008, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/PricewaterhouseCoopers LLP
San Francisco, California
February 25, 2008

Performance Measurement Comparison[1]

The following chart compares the cumulative total stockholder returns from a $100 investment in our common stock for the last five fiscal years compared with the cumulative return of the Standard & Poor's 600 SmallCap Index, the Standard & Poor's MidCap 400 Index (the "MidCap Index") that we became a component of on November 16, 2007, and the Standard & Poor's 1500 SuperComposite Construction & Engineering Component Index (the "Engineering Index")[2]. We believe that the MidCap Index is an appropriate independent broad market index because it measures the performance of companies with mid-cap market capitalizations. In addition, we believe that the Engineering Index is an appropriate independent industry index because it measures the performance of construction and engineering companies.

Comparison of Five-Year Cumulative Total Return Among URS Corporation, S&P 600 SmallCap Index, S&P MidCap 400 Index, and S&P 1500 SuperComposite Construction & Engineering Component Index



(Total cumulative return – dollars)
500
375
250
125
0
URS
S&P MidCap 400
S&P SmallCap 600
S&P 1500 SuperComposite Cons & Eng
October 31, 2002
October 31, 2003
October 31, 2004
December 31, 2004
December 30, 2005
December 29, 2006
December 28, 2007

[1]This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

[2]The Engineering Index contains the following public companies: EMCOR Group Inc., Fluor Corporation, Granite Construction, Inc., Insituform Technologies Inc., Jacobs Engineering Group Inc., KBR, Inc., Quanta Services, Inc., The Shaw Group Inc., and URS Corporation.

Corporate Directory

Directors

Martin M. Koffel
Chairman of the Board
and Chief Executive Officer

H. Jesse Arnelle
Formerly Of Counsel,
Womble, Carlyle,
Sandridge and Rice

Armen Der Marderosian
President and CEO,
GTE Government Systems
Corporation (Ret.)

Mickey P. Foret
Executive Vice President
and Chief Financial Officer,
Northwest Airlines, Inc. (Ret.)

Lydia H. Kennard
Former Executive Director,
Los Angeles World Airports

Joseph W. Ralston
General, U.S. Air Force (Ret.)
Vice Chairman,
The Cohen Group
(Business consulting services)

John D. Roach
Chairman and
Chief Executive Officer,
Stonegate International
(Private investment firm)

Douglas W. Stotlar
President and
Chief Executive Officer,
Con-way Inc.
(Transportation and
logistics company)

William P. Sullivan
President and
Chief Executive Officer,
Agilent Technologies, Inc.
(Medical equipment provider)

William D. Walsh
Chairman,
Sequoia Associates, LLC
(Private investment firm)

Corporate Officers

Martin M. Koffel
Chairman of the Board
and Chief Executive Officer

H. Thomas Hicks
Vice President and
Chief Financial Officer

Thomas W. Bishop
Vice President,
Strategic Development

Reed N. Brimhall
Vice President,
Controller and
Chief Accounting Officer

Gary V. Jandegian
Vice President

Susan B. Kilgannon
Vice President,
Corporate Communications

Thomas J. Lynch
Vice President, Corporate
Information Technology

Joseph Masters
Vice President,
General Counsel
and Secretary

Olga Perković
Vice President,
Corporate Planning

Sreeram Ramraj
Vice President,
Investor Relations

Judy L. Rodgers
Vice President,
Treasurer

Randall A. Wotring
Vice President

Thomas H. Zarges
Vice President

URS Division Management

Gary V. Jandegian
President

Irwin L. Rosenstein
Chairman Emeritus

Thomas W. Bishop
Senior Vice President and
Division Manager

Dhamo S. Dhamotharan
Executive Vice President,
Private Sector Business
Development

Martin S. Tanzer
Executive Vice President,
Public Sector Business
Development

EG&G Division Management

Randall A. Wotring
President

Edward A. Katkic
Vice President,
Plans and Programs

Milton T. Martin
Vice President and
General Manager,
Aerospace Technical
Services Group

Terri L. Marts
President,
Washington Defense
Business Unit

Alan B. Weakley
Vice President and
General Manager,
Engineering and Technology
Services Group

Thomas T. Wrenn
Vice President,
Marketing and
Development

Washington Division Management

Thomas H. Zarges
President

Robert W. Zaist
Senior Executive
Vice President,
Business Development

Frank C. Gross, Jr.
President, Industrial/Process
Business Unit

Steve B. Kesler
President,
Mining Business Unit

Louis E. Pardi
President,
Power Business Unit

David A. Pethick
President, Energy &
Environment Business Unit

Chris L. Phillips
President,
Rust Constructors

Eugene R. Recher
President,
Washington Services

Greg P. Therrien
President,
Infrastructure Business Unit

Corporate Information

Corporate Office

600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728
Tel: 415.774.2700
Fax: 415.398.1905
e-mail: investor_relations@urscorp.com
Web site: www.urscorp.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Registrar and Transfer Agent

BNY Mellon Shareowner Services
P.O. Box 3315
South Hackensack, NJ 07606
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
800.874.1991

TDD for Hearing Impaired: 800.231.5469
Foreign Stockholders: 201.680.6578
TDD for Foreign Stockholders: 201.680.6610
www.melloninvestor.com/isd

Corporate Counsel

Cooley Godward Kronish LLP

Form 10-K

Copies of our Annual Report on Form 10-K for the fiscal year ended December 28, 2007, as filed with the Securities and Exchange Commission, may be obtained without charge. Requests should be sent to Sreeram (Sam) Ramraj at our Investor Relations Department via e-mail at investor_relations@urscorp.com or by calling 877.877.8970. The Form 10-K also can be accessed on our Web site at www.urscorp.com.

The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were filed as exhibits to our Form 10-K.

Annual Meeting

The Annual Meeting of Stockholders of URS Corporation will be held at 8:30 A.M. on Thursday, May 22, 2008, at the offices of Cooley Godward Kronish LLP, 101 California Street, 5th Floor, San Francisco, California.

New York Stock Exchange Certification

Our Chief Executive Officer has certified to the New York Stock Exchange that he was not aware of any violation by URS of New York Stock Exchange corporate governance listing standards.

Stock Listing

The shares of our common stock are listed on the New York Stock Exchange under the symbol *URS*. As of March 28, 2008, we had approximately 3,500 stockholders of record. The following table sets forth the low and high closing sale prices of our common stock, as reported by *The Wall Street Journal*, for the periods indicated.

	Market Price	
	Low	High
Fiscal Period:		
2006:		
First Quarter	$38.26	$44.75
Second Quarter	$37.78	$48.87
Third Quarter	$36.79	$41.99
Fourth Quarter	$38.14	$44.25
2007:		
First Quarter	$40.83	$45.98
Second Quarter	$42.15	$50.50
Third Quarter	$46.06	$58.25
Fourth Quarter	$51.64	$62.40
2008:		
First Quarter	$31.95	$54.33

We have not paid cash dividends since 1986, and, at the present time, we do not anticipate paying dividends on our outstanding common stock in the near future. In addition, we are precluded by provisions in our 2007 Credit Facility from paying cash dividends on our outstanding common stock until our Consolidated Leverage Ratio[1] is equal to or less than 1.00:1.00. Please refer to Note 6 "Indebtedness" and Note 9, "Stockholders' Equity" to our "Consolidated Financial Statements and Supplementary Data" included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2007.

Information about our equity compensation plans can be found under the caption "Equity Compensation Plan Information" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 22, 2008.

[1]Consolidated Leverage Ratio is as defined in Note 6, "Indebtedness" to our "Consolidated Financial Statements and Supplementary Data" included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2007.

Front Cover: Route 85/87 Interchange, San Jose, California; Naval Air Engineering Station Lakehurst, New Jersey; Lost Cabin Gas Processing Plant, ConocoPhillips, Lysite, Wyoming; Watts Bar Nuclear Plant, Spring City, Tennessee. **Back Cover:** Grant Medical Center, Columbus, Ohio; Mine Resistant Ambush Protected (MRAP) Program; BP Refinery, Toledo, Ohio; Port of Long Beach Pier Expansion, California.

Design: Decker Design, Inc. New York, New York

Photo credits: Page 12, photos 1 & 2 and Page 13, photos 1 & 2 by Dave Mitchell, DTE Energy photographic services; Page 14, photo 3 courtesy of Bureau of Reclamation; Page 16, photos 1 & 2 by Don Peach; Page 17, photo 1 by James Gallego, Gallego Consulting; Page 22, photo 1 courtesy of Foster + Partners (Architect) and SmithGroup (Architect of Record); Page 24, photo 2 approved under NAVAIR Public Release Authorization, Distribution Statement A, 08-0326; Page 25, photo 1 by Kurt Lengfield, U.S. Navy; Page 25, photo 2 by Staff Sgt. Michael R. Holzworth, U.S. Air Force; Page 28, photo 1 and Page 29, photo 1 by Cherie A. Thurlby, Department of Defense; Page 29, photo 2 by Cpl. Thomas J. Griffith; Page 34, photos 1 & 2 and Page 35, photos 1 & 2 by Curt Dennison, Curt images.

URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728
www.urscorp.com


Grant

END